

November 25, 2014

<u>Via E-mail</u>
Safra A. Catz
Chief Executive Officer and Director
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

> **Re: Oracle Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2014**
> **Filed June 26, 2014**
> **File No. 001-35992**

Dear Ms. Catz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended May 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>*Goodwill and Intangible Assets – Impairment Assessments*</u>, page 47

1.   We note you disclose that the consulting and hardware systems products reporting units have experienced revenues and operating margin declines in fiscal 2014 as compared to prior years. You also note that as a result, these reporting units may be at greater risk for goodwill impairment than your other reporting units if your actual results for these reporting units differ from your projections. Please tell us the percentage by which the fair value of these reporting units exceeded their carrying value. To the extent that either

has estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please confirm that you will disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Please provide a draft of your revised disclosure in your response. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1: Organization and Significant Accounting Policies

Revenue Recognition

Revenue Recognition for Multiple-Element Arrangements – Cloud SaaS, PaaS, and IaaS Offerings, Hardware Systems Products, Hardware Systems Support and Related Services (Nonsoftware Elements), page 92

2.   We note you disclose that for cloud offerings in multiple element arrangements, where units of accounting include more than one deliverable but are treated as a single unit of accounting, you recognize revenue generally over the estimated customer relationship period. Please tell us what deliverables are typically included in these types of arrangements and considered one unit of accounting. Further, tell us why you believe it is appropriate to recognize these arrangements over the customer relationship period, citing the accounting guidance followed, as it appears you are otherwise recognizing revenue from your cloud offerings over the related contract term. Lastly, tell us how much revenue these arrangements generated in the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief